UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Atrion Corporation
(Exact name of registrant as specified in its charter)

Delaware	0-10763	63-0821819
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Allentown Parkway, Allen, Texas	75002
(Address of principal executive offices)	(Zip Code)

Jeffery Strickland	(972) 390 -9800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (“SEC”), Atrion Corporation (the “Company”) have undertaken efforts to determine our conflict minerals reporting requirements for the period from January 1 to December 31, 2019.

The Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available at http://atrioncorp.com/investor_relations/Investor_Relations.htm.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Atrion Corporation’s Conflict Minerals Report for the period January 1 to December 31, 2019.

*****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Atrion Corporation

By:	/s/ Jeffery Strickland	Date: May 20, 2020
Jeffery Strickland
Vice President and Chief Financial Officer

3